Exhibit 99.1

Bitfarms to Present at Upcoming

Investor Conferences

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated August 16, 2021 to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec - March 3, 2022 – Bitfarms Ltd. (NASDAQ: BITF // TSXV: BITF), a global Bitcoin self-mining company, announces President and Chief Operating Officer, Geoffrey Morphy, and Chief Financial Officer, Jeff Lucas, will participate in the following investor conferences.

Event: 34th Annual Roth Conference, Dana Point, CA (In person 1x1 meetings)

Date: March 13-15, 2022

Time: Panel discussion, Monday, March 14, 2:00 PM PT/ 5:00 PM ET

Event: Canaccord Genuity Blockchain Infrastructure & Mining Summit (Virtual)

Date: Thursday, March 17, 2022

Time: Corporate presentation, time to be announced

Event: Ladenburg Thalmann Virtual Special Crypto Expo 2022 (In person 1x1 meetings)

Date: Thursday, March 24, 2022

Time: Corporate presentation, 10:30AM PT/ 1:30 PM ET

The Company’s corporate presentations and panel discussion will be webcast and available for replay here. For additional information or to schedule a one-on-one meeting with Bitfarms management, please contact your institutional sales representative or Bitfarms’ IR Team at bitfarms@lhai.com.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global Bitcoin self-mining company, running vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company-owned electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. On February 24, 2021, Bitfarms was honoured to be announced as a Rising Star by the TSX-V. On June 21, 2021, Bitfarms started trading on the Nasdaq Stock Market. On February 24, 2022, the Company was further honoured by the TSX-V as a Venture 50 Winner, placing first in the Technology sector.

Bitfarms has a diversified production platform with five industrial scale facilities located in Québec, one in Washington state, and one in Paraguay. Each facility is over 99% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four accounting firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Contact:

Investor Relations:

LHA Investor Relations
David Barnard

+1 415-433-3777

Investors@bitfarms.com

US Media:

YAP Global

Mia Grodsky, Account Executive

mia@yapglobal.com

Québec Media:

Ryan Affaires publiques

Valérie Pomerleau, Public Affairs and Communications

valerie@ryanap.com